UNITED STATES
           		    SECURITIES AND EXCHANGE COMMISSION
                 			    Washington, D.C. 20549
                        				   __________

                        				  SCHEDULE 13D

        		    Under the Securities Exchange Act of 1934
			                       (Amendment No. __)*

                 			 ENRON LIQUIDS PIPELINE, L.P.
                 			       (Name of Issuer)

                        				 Common Units
	            	      (Title of Class of Securities)

                        				  29356N108
                 			       (CUSIP Number)

                 			      Peggy B. Menchaca
                       				 Enron Corp.,
     	   1400 Smith Street, Houston, Texas 77002 (713) 853-6424
            		(Name, Address and Telephone Number of Person
     	      Authorized to Receive Notices and Communications)

                   			     September 30, 1994
           		    (Date of Event which Requires Filing
                   			     of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: __

Check the following box if a fee is being paid with this statement: 1 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five pecent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) or other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initialal filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act ut shall be subject to all other provisions of the Act (however, see tthe Notes).


1       NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Enron Corp., I.R.S. No.: 47-0255140
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) __
                                                        								(b) __
       	N/A
3       SEC USE ONLY

4       SOURCE OF FUNDS*

       	00
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	       TO ITEMS 2(d) OR 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

       	Delaware
			                     7       SOLE VOTING POWER 860,000 Common Units
                            				of Enron Liquids Pipeline, L.P.
                            				(consisting of 860,000 Deferred Participation
                            				Units that may be convertible into such
                            				Common Units)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY                8       SHARED VOTING POWER
EACH                            -0-
REPORTING
PERSON
WITH:                   9       SOLE DISPOSITIVE POWER

    				                        Same as 7 above.

			                     10      SHARED DISPOSITIVE POWER
                            				-0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       	Same as 7 above.
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	       SHARES*
                                                      								 __
       	N/A
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       	12.9% of Enron Liquids Pipeline, L.P.'s outstanding Common Units.
14      TYPE OF REPORTING PERSON*
	       CO
                   *See Instructions Before Filling out

Item 1. Security and Issuer:

	This statement relates to the Deferred Participation Units (the "DPUs") and Common Limited Partnership Units (the "Common Units") of Enron Liquids Pipeline, L.P., a Delaware limited partnership (the "MLP"), whose principal executive offices are located at 1400 Smith Street, Houston, Texas 77002-7369.

Item 2. Identity and Background:

	This statement is being filed by Enron Corp., a Delaware corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. Enron may be deemed a control person of Enron Liquids Pipeline Company ("ELPC"), a Delaware corporation and an indirect, wholly-owned subsidiary of Enron. ELPC serves as the sole general partner of the MLP and owns a 12.9% limited partner interest in the MLP. Beneficial ownership of ELPC's 12.9% limited partner interest may be attributed to Enron due to Enron's sole ownership of ELPC. Concurrent with this filing, ELPC is filing a separate Schedule 13D regarding its 12.9% limited partner interest in the MLP.

	This filing refers to a 12.9% limited partner interest in the MLP that is currently in the form of 860,000 DPUs. ELPC received these DPUs as consideration for its initial contribution to the MLP. During the deferral period, no voting or distribution rights were attributed to the DPUs. The deferral period ended September 30, 1994. From that date forward, the DPUs have been accorded voting and distribution rights equal to the MLP's Common Units. Furthermore, the DPUs will automatically convert into Common Units when ELPC, as general partner of the MLP, determines that the DPUs and Common Units have like intrinsic economic and federal income tax characteristics. Under the Amended and Restated Agreement of Limited Partnership of Enron Liquids Pipeline, L.P. (the "Partnership Agreement") dated August 6, 1992, ELPC may take all reasonable steps to achieve uniformity between the DPUs and the Common Units of the MLP. Since ELPC has the authority to bring the DPUs' economic characteristics into conformity with the Common Units, thus causing the conversion of the DPUs into Common Units, beneficial ownership of 860,000 Common Units may be attributed to ELPC and to Enron, a control person of ELPC.

	The address of the principal business office of Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

	Neither Enron, nor, to its knowledge, any person listed on Schedule I hereto has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds:

	On August 6, 1992, Enron transferred to ELPC assets consisting of three pipeline systems. ELPC transferred these assets to the MLP in return for 860,000 DPUs, which represent a 12.9% limited partner interest in the MLP. As stated above, ELPC's right to receive distributions on its limited partner interest in the MLP was initially deferred, and the deferral period ended on September 30, 1994. The assets contributed to the MLP through ELPC consisted of assets that had been owned by Enron and its subsidiaries for several years prior to the transfer.

Item 4. Purpose of Transaction:

	On August 6, 1992, the date upon which ELPC obtained its DPUs representing a 12.9% deferred limited partner interest in the MLP, Enron intended to retain its ownership interest in ELPC indefinitely. At the end of the deferral period, Enron's intention had not changed.

	At the time of this filing, Enron is contemplating the sale of ELPC. Enron has entered into an agreement to sell all of the capital stock of ELPC. Enron's sale of ELPC, if and when it occurs, will result in the termination of Enron's beneficial ownership of ELPC's limited partner interest in the MLP.

Item 5. Interest in Securities of the Issuer:

	By virtue of its ownership of DPUs, Enron may be deemed to own beneficially and to have the sole power to vote and dispose of 860,000 Common Units (12.9% of the MLP's outstanding Common Units).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

      Several provisions regarding the transfer, conversion, distribution and voting rights of the DPUs are set forth in the Partnership Agreement. ELPC is granted certain registration rights in Section 6.13 of the Partnership Agreement. Restrictions on transfer of MLP interests in general are contained in Article 11 of the Partnership Agreement; restrictions on transfer of DPUs are found in Section 11.7 of the Partnership Agreement. Section 17.1 of the Partnership Agreement gives ELPC the right, in certain circumstances, to acquire all of the outstanding securities in a class. Section 1.6 of the Partnership Agreement gives ELPC the right to restrict transfer of any or all partnership interests in order to avoid certain adverse tax consequences.

Item 7. Material to be Filed as Exhibits:

	Exhibit A:      Amended and Restated Agreement of Limited Partnership
              			of Enron Liquids Pipeline, L.P., as amended
              			(incorporated by reference to Exhibits 3.1, 3.2
              			and 3.3 of the Enron Liquids Pipeline, L.P. Annual
              			Report on Form 10-K for the year ended December 31,
              			1993).

	After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 1997                  ENRON CORP.


                                   					 By:    PEGGY B. MENCHACA
                                   					 Name:  Peggy B. Menchaca
                                   					 Title: Vice President and Secretary

                    DIRECTORS AND EXECUTIVE OFFICERS
                               ENRON CORP.

Name and Business Address     Citizenship      Position and Occupation

Robert A. Belfer                U.S.A.         Director
767 Fifth Avenue, 46th Fl.                     Chairman, President and CEO
New York, NY 10153                             of Belco Oil & Gas Corp.

Norman P. Blake, Jr.            U.S.A.         Director
USF&G Corporation                              Chairman and CEO, United States
100 Light St., 35th Fl.                        Fidelity and Guaranty Company
Baltimore, MD 21202

Ronnie C. Chan                  U.S.A.         Director
Hang Lung Development Company                  Chairman of the Hang Lung
Limited                                        Development Group of Hong Kong
28/F, Standard Chartered Bank
Bldg.
4 Des Voeux Road Central
Hong Kong

John H. Duncan                 U.S.A.          Director
5851 San Felipe, Suite 850                     Investments
Houston, TX 77057

Joe H. Foy                     U.S.A.          Director
2900 South Tower                               Retired Senior Partner,
Pennzoil Place                                 Bracewell & Patterson, and
Houston, TX 77002                              Former President and COO,
                                    				       Houston Natural Gas
                                   					       Corporation

Wendy L. Gramm                 U.S.A.          Director
P.O. Bx 39134                                  Consultant on economic issues,
Washington, D.C. 20016                         Former Chairman, U.S. Commodity
                                   					       Futures Trading Commission

Robert K. Jaedicke             U.S.A.          Director
Graduate School of                             Professor (Emeritus) of
  Business                                     Accounting and Former Dean,
Stanford University                            Graduate School of
Stanford, CA 94305                             Business, Stanford University

Charles A. LeMaistre           U.S.A.          Director
13104 Travis View Loop                         Former President, University of
Austin, TX 78732                               Texas M.D. Anderson Cancer
                                   					       Center

John A. Urquhart               U.S.A.          Director
John A. Urquhart Assoc.                        Vice Chairman, Enron Corp.
111 Beach Road                                 President, John A. Urquhart
Fairfield, CT 06430                            Associates, and Former Senior
                                   					       Vice President of Industrial
                                   					       and Power Systems, General
                                   					       Electric Company

John Wakeham                   Great           Director
1 Salisbury Square             Britain         Former U.K. Secretary of State
London EC4Y 8AE England        (England)       for Energy and Leader of the
                                   					       Houses of Commons and Lords

Charls E. Walker               U.S.A.          Chairman, Walker & Walker, LLC
Walker & Walker, LLC                           and Former Deputy Secretary of
10220 River Road, Suite 105                    the U.S. Treasury
Potomac, MD 20854

Herbert S. Winokur, Jr.        U.S.A.          Director
Capricorn Management, G.P.                     Managing General Partner,
30 E. Elm Street                               Capricorn Investors I and II,
Greenwich, CT 06830                            L.P. and Former Senior
                                   					       Executive Vice President, Penn
                                   					       Central Corporation


1400 Smith Street
Houston, TX 77002:

Robert H. Butts                U.S.A.          Vice President and Controller

James V. Derrick, Jr.          U.S.A.          Senior Vice President and
                                   					       General Counsel

William D. Gathmann            U.S.A.          Vice President, Finance and
                                   					       Treasurer

Rodney L. Gray                 U.S.A.          Chairman, President and CEO,
                                   					       Enron Global Power & Pipelines
                                   					       L.L.C.

Robert J. Hermann              U.S.A.          Vice President and General Tax
                                   					       Counsel

Stanley C. Horton              U.S.A.          Co-Chairman and CEO, Enron
                                   					       Operations Corp.

Kenneth L. Lay                 U.S.A.          Director, Chairman and Chief
	                                   				       Executive Officer

Edmund P. Segner, III          U.S.A.          Executive Vice President and
	                                   				       Chief of Staff

Jeffrey K. Skilling            U.S.A.          President and Chief Operating
	                                   				       Officer; Chairman, Chief
                                   					       Executive Officer and Managing
                                   					       Director of Enron Capital &
                                   					       Trade Resources Corp.

Thomas E. White                U.S.A.          Co-Chairman and Chief Executive
	                                   				       Officer, Enron Operations Corp.